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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(MARK ONE)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934

                  For the fiscal year ended: December 31, 2001

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

        For the transition period from ________________ to _____________

Commission File Number 1-4471

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

        THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC

        DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES,

                            A.F.L. - C.I.O. - C.L.C.

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       XEROX CORPORATION
                       P.O. BOX 1600
                       STAMFORD, CONNECTICUT  06904-1600

                              REQUIRED INFORMATION

          The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan at December 31, 2001 and 2000 and for the year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.

EXHIBITS
Exhibit Number                      Description
----------------------              --------------------
99-1                                Financial Statements and Schedule of the
                                    Plan at December 31, 2001 and 2000
                                    and for the year ended December 31, 2001

99-2                                Consent of PricewaterhouseCoopers LLP,
                                    independent accountants


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this actual report to be signed on its behalf by the undersigned who is thereunto duly authorized.



THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

/s/ Lawrence M. Becker

Lawrence M. Becker
Joint Administrative Board, Plan Administrator


Stamford, Connecticut
Date: July 12, 2002